

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2014

Via E-mail
Terrence DeFranco
Chief Executive Officer
Arkados Group, Inc.
211 Warren Street, Suite 320
Newark, New Jersey 07103

>   **Re: Arkados Group, Inc.**
>   **Form 10-K for Fiscal Year Ended May 31, 2013**
>   **Filed September 19, 2013**
>   **Response dated January 15, 2014**
>   **File No. 0-27587**

Dear Mr. DeFranco:

    We have reviewed your response dated January 15, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2013

Item 9A. Controls and Procedures

(b) Management's Report on Internal Control over Financial Reporting

>   We note your response to comment one in our letter dated January 9, 2014. Please note that failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. Refer to question 115.02 as discussed in Compliance and Disclosure Interpretation, *Regulation S-K*, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. As such, please revise to provide the disclosures required by Item 308(a) of Regulation S-K related to management's annual report on internal control over financial reporting.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant